Exhibit (a)(3)







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May 30, 2006



TO:          UNIT HOLDERS OF ICON Cash Flow Partners L.P. Seven

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase all Units of limited partnership interest (the "Units") in ICON Cash Flow Partners L.P. Seven (the "Partnership") at a purchase price equal to:

                                 $4.50 per Unit
                                 --------------

You may wish to consider the following information when making your decision whether to tender your Units:

o No distributions have been made on the Units for the past two years, even though the Partnership is in its "dissolution period."

o You are likely paying taxes on your share of Partnership income, even though you have not received any distributions in the past two years to pay for such taxes (i.e., your investment is likely producing significant phantom income). The Partnership's Annual Report states that the net income per weighted average limited partnership Unit for 2005 was $2.86, and no distributions were made from which limited partners could pay their tax liability.

o You are unlikely to have any other liquidity options anytime in the near future (outside tender offers or private sales). The Partnership stated that "Our Units are not publicly traded nor is there currently a market for our Units."

o The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in ICON Cash Flow Partners L.P. Seven without the usual transaction costs associated with market sales or partnership transfer fees.


After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) July 11, 2006.